Exhibit 99.1

FEMSA Comercio enters drugstore business

in South America

•	FEMSA Comercio makes majority investment in Socofar, leading drugstore operator with strong positions in Chile and Colombia

•	Strategic transaction will provide solid platform to pursue growth across South American drugstore space

Monterrey, Mexico, August 14, 2015 — FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio") announced today that it has agreed to acquire a majority equity stake in Grupo Socofar, (“Socofar”), a leading South American drugstore operator based in Santiago, Chile.

Founded in 1949, Socofar today operates 643 drugstores and 154 beauty stores throughout Chile under the Cruz Verde and Maicao banners, respectively. It has the leading position among drugstore chains and the number two position among standalone beauty stores in Chile. In addition, Socofar controls Farmasanitas in Colombia that operates over 150 pharmacies, in-site pharmacies and dispensary units under the Cruz Verde/Farmasanitas banners. Socofar is also a leading pharmaceutical distributor to third-party clients and participates in the production of generic and bioequivalent pharmaceuticals in Chile.

FEMSA Comercio is acquiring 60% of the equity of Socofar funded from cash-on-hand. The enterprise value of the company is US$998 million, and for the last twelve months ended June 2015, Socofar revenues were US$1,836 million.

The current controlling shareholders of the equity of Socofar will remain as owners of 40% of the equity. FEMSA Comercio will exercise day to day operating control, and the current controlling shareholders will appoint two members to the Board, including the role of Chairman so that they may continue to provide leadership and operating experience to the organization.

This transaction represents an important step for FEMSA Comercio as it leverages its growing expertise in the drugstore business by acquiring control of a best-in-class operator with leading banners and attractive growth prospects in South America, establishing a solid base from which to expand across the region. It also provides important capabilities to FEMSA Comercio in the operation of standalone beauty store retail banners, pharmaceutical distribution to third-party clients, and the production of generic and bioequivalent pharmaceuticals.

Eduardo Padilla, FEMSA Comercio’s CEO, commented: “This is the right transaction for us, as it provides a strong regional platform to grow from. Socofar brings tremendous value not only through its robust store network and its advanced distribution capabilities, but through the deep expertise of its excellent management team and shareholders. We believe there is a strong fit with our obsessive consumer focus and collaborative culture, and we welcome our more than 12,000 new Socofar colleagues onto the FEMSA growth and development platform. We have learned much about the drugstore industry in Mexico in recent years, and Socofar will greatly enhance our knowledge base and it will put us in a position to pursue significant growth beyond our borders in the years to come.”

Mr. Guillermo Harding, Chairman of Socofar, commented: “Socofar welcomes a partner with whom to pursue growth opportunities and who can bring new capabilities and capital to assist in capturing them. During the last few months, FEMSA Comercio and the management of Socofar have developed a joint vision of how to create value going forward and I am excited about the many opportunities we can pursue by combining the best of both organizations.”

The transaction is pending customary regulatory approvals, and is expected to close during the fourth quarter of 2015.

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About FEMSA Comercio

FEMSA Comercio owns and operates several small-format retail chains including OXXO convenience stores; Yza, Moderna and Farmacon drugstores; OXXO Gas service stations and Doña Tota quick service restaurants.  The majority of FEMSA Comercio's operations are in Mexico but it also operates approximately 40 OXXO stores in Colombia.  FEMSA Comercio serves more than ten million customers every day.

About FEMSA

FEMSA is a leading company that participates in the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world; and in the beer industry, through its ownership of the second largest equity stake in Heineken, one of the world's leading brewers with operations in over 70 countries. In the retail industry it participates with FEMSA Comercio, operating various small-format store chains including OXXO. Additionally, through its Strategic Businesses unit, it provides logistics, point-of-sale refrigeration solutions and plastics solutions to FEMSA's business units and third-party clients.

2	August 14, 2015